UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, June 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Amendments to Articles of Incorporation or Bylaw

Freight Technologies, Inc. (the “Company”) previously reported in its report on Form 6-K filed on May 24, 2024, that the Company entered into a Sales Agent Agreement (the “Agreement”) with Alliance Global Partners (“AGP”), as sales agent. Under the Agreement, the Company may offer and sell the Company’s ordinary shares, $1.10 par value per share, from time to time during the term of the Agreement through AGP, acting as sales agent pursuant to a prospectus supplement dated May 22, 2024, for an aggregate offering price of up to $2,300,000 (the “Shares”). The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-267446), which was initially filed with the Securities and Exchange Commission on September 15, 2022 and declared effective on September 26, 2022.

On June 12, 2024, in connection with the offering of the Shares, the Company effected a restructuring of par value of ordinary shares (the “Restructuring of Par Value”) and filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands, to decrease the par value of each share of the Company’s ordinary shares outstanding from $1.10 per share to no par value each. The Restructuring of Par Value affected all the shareholders of ordinary shares uniformly. The Restructuring of Par Value did not affect the number of the Company’s authorized shares.

The foregoing descriptions of the Amended and Restated Memorandum and Articles of Association does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles of Association, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association dated as of June 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer